                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended December 31, 2001

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from _____________ to _____________

      Commission file number: 1-8803

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Material Sciences Corporation
                           Savings and Investment Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                          Material Sciences Corporation
                            2200 East Pratt Boulevard
                        Elk Grove Village, Illinois 60007

                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                                TABLE OF CONTENTS

(a)      Financial Statements:

         REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS .....................................................    1

         FINANCIAL STATEMENTS:

                  Statements of Net Assets Available for Benefits as of
                  December 31, 2001 and 2000. .........................................................    2

                  Statement of Changes in Net Assets Available for Benefits

                  for the Year Ended December 31, 2001 ................................................    3

                  Notes to Financial Statements and Schedules .........................................    4

         SUPPLEMENTAL SCHEDULES:

                  Schedule I - Schedule of Assets Held at End of Year .................................   10

                  Schedule II - Schedule of Nonexempt Transactions for the
                                Year Ended December 31, 2001 ..........................................   11

(b)      Exhibits:

         Exhibit 23.1 - Consent of Independent Public Accountants.

         Exhibit 99.1 - Letter from Material Sciences Corporation Savings and Investment Plan to the Commission regarding representations to Material Sciences Corporation Savings and Investment Plan from Arthur Andersen LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Plan Committee of
Material Sciences Corporation
Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of MATERIAL SCIENCES CORPORATION SAVINGS AND INVESTMENT PLAN as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Material Sciences Corporation Savings and Investment Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of the year and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chicago, Illinois
May 21, 2002

                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        As of December 31, 2001 and 2000

          (Employer Identification Number 95-2673173, Plan Number 003)

                                                    2001                2000
                                                 -----------        ------------
ASSETS:
    Investments (Note 3)                         $37,951,044        $44,390,192
    Contributions receivable-
       Employer                                      205,613             21,621
       Participant                                   108,096            126,370

LIABILITIES:

    Excess contributions payable                           -            (11,320)
                                                 -----------        ------------
NET ASSETS AVAILABLE FOR BENEFITS                $38,264,753        $44,526,863
                                                 ===========        ============

        The accompanying notes are an integral part of these statements.

                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the Year Ended December 31, 2001

          (Employer Identification Number 95-2673173, Plan Number 003)

ADDITIONS:
    Contributions-
       Participant                                               $ 3,926,320
       Employer                                                    1,799,783
    Investment income-
       Dividends and interest                                      1,349,846
                                                                 ------------
                     Total additions                               7,075,949
                                                                 ------------

DEDUCTIONS:
    Benefits paid to participants                                 (3,768,552)
    Net depreciation in fair value of investments (Note 3)        (6,147,735)
    Administrative expenses                                          (11,675)
                                                                 ------------
                     Total deductions                             (9,927,962)
                                                                 ------------
                     Net decrease before transfer activity        (2,852,013)

TRANSFERS TO OTHER PLAN (Note 9)                                  (3,410,097)

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                             44,526,863
                                                                 ------------
    End of year                                                  $38,264,753
                                                                 ------------

         The accompanying notes are an integral part of this statement.

                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

                           December 31, 2001 and 2000

          (Employer Identification Number 95-2673173, Plan Number 003)

1.       DESCRIPTION OF THE PLAN

         The following description of the Material Sciences Corporation Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

         General

         The Plan was established on January 1, 1976, as a defined contribution savings and investment plan. Employees of Material Sciences Corporation ("MSC") and its subsidiaries (collectively, the "Company") are eligible to participate as of their date of hire (as defined in the Plan agreement).

         Plan Administration

         The Retirement Plan Committee, consisting of current employees of the Company, administers the Plan. Putnam Fiduciary Trust Company (the "Trustee") was the trustee of the Plan as of December 31, 2001 and 2000. In addition, the Trustee performs additional record-keeping tasks for the Plan.

         Contributions

         The Plan allows participants to contribute 1% to 14% of their compensation, as defined by the Plan document, to their pre-tax and after-tax accounts. The combined pre-tax and after-tax contributions up to 6% of the participant's compensation are designated as "Basic Contributions". Any contribution in excess of the 6% of participant's compensation is designated as "Supplemental Contributions". The combined pre-tax and after-tax contributions cannot exceed 14% of the participant's compensation.

         Effective April 1, 2000, the Company's matching contributions increased from 50% to 60% of the eligible participant's Basic Contributions, except for MSC Pre Finish Metals (EGV) Inc.'s Union and MSC Laminates and Composites Inc.'s Union, which remained at 50%.

         Participant Accounts

         Each participant's account is credited with the participant's contribution and allocations of both the Company's contribution and Plan earnings. Participants share in the earnings of the Plan based on the ratio of each participant's equity to the total participants' equity. Earnings include interest, dividends, realized gains or losses on sales of investments and the net change in unrealized appreciation or depreciation of investments. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Vesting and Forfeitures

         Participants vest in the Company's contribution and related earnings at the rate of 20% per year for each full year of participation and are 100% vested after five years. Upon termination of employment, any amounts not vested are forfeited and are applied toward future Company matching contributions. Contributions made by the participants and the related earnings are fully vested and not subject to forfeiture. In 2001, $33,996 in forfeitures were used to reduce the Company's matching contribution.

         Payment of Benefits

         Upon retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to his or her vested account balance or a life annuity.

         Loans and Distributions to Participants

         Participants may borrow as much as 50% of their vested account balance, or $50,000 (whichever is less). The minimum loan amount is $1,000. Most loans must be repaid within five years. The loan period is extended to 15 years if the loan proceeds were used to purchase a primary residence. The interest rate is prime plus 1%. Participants may request a distribution of their after-tax funds, including their vested Company match. In addition, hardship distributions are permitted if certain criteria are met. Such withdrawals, however, are subject to a 10% excise tax if the participant is less than 59 1/2 years of age and the withdrawal does not qualify for exemption under the Internal Revenue Code ("IRC") regulations.

         Investment Options

         Participants may direct the investments of their total account balances into seven mutual funds, two common collective trust funds ("CCT"), and a Company stock fund currently available in the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Basis of Accounting

         The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         Investment Valuation and Income Recognition

         The investments of the Plan, except for the Putnam Stable Value Fund, are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

         The Plan's interest in the Putnam Stable Value Fund, at December 31, 2001 and 2000, is a CCT. The Plan owns shares in this CCT, which, in turn holds shares in the underlying securities. The Putnam Stable Value Fund holds investments in guaranteed investment contracts. These investment contracts provide for benefit-responsive withdrawals at contract value. These investments are valued at contract value, which approximates fair values, as determined by the Trustee (that being contract value representing investing principal plus accrued interest thereon). At December 31, 2001 and 2000 the average yield and crediting interest rates for the CCT were approximately 6%.

         Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits, as net appreciation (depreciation) in fair value of investments.

         The Plan provides for investments that, in general, are exposed to various risks such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could affect the amounts reported in the Statements of Net Assets Available for Benefits.

         Administrative Expenses

         The Company pays all administrative expenses of the Plan, except for certain investment management charges, distribution and loan processing fees.

         Payment of Benefits

         Benefits are recorded when paid.

         Reclassifications

         Certain amounts were reclassified to conform to the current year's presentation.

3.       INVESTMENTS

         The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2001 and 2000:

                                                                              2001                2000
                                                                          -----------         -----------
              George Putnam Fund                                           $5,633,839          $5,982,483
              Putnam Growth & Income Fund                                   7,561,968           9,036,025
              Putnam Global Growth Fund                                     1,961,836           3,007,162
              Putnam Voyager Fund                                           6,578,556           9,861,661
              Putnam OTC & Emerging Growth Fund                             2,436,967           3,046,885
              Putnam Stable Value Fund                                      7,617,590           7,221,461

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $6,147,735 as follows:

                        Mutual funds                      $(6,613,488)
                        Common stock                          465,753
                                                          -----------
                                                          $(6,147,735)
                                                          ===========

4.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated March 3, 1995, that the Plan is designed in accordance with applicable IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.       RELATED-PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Putnam Fiduciary Trust Co., the Trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

6.       PLAN TERMINATION

         Although the Company has not expressed any intent to discontinue its contributions or terminate the Plan, it may do so at any time, subject to ERISA. In the event of termination, the Plan provides that the assets of the Plan shall be allocated among the participants and beneficiaries of the Plan in the order and amounts provided for in the Plan document, and that all participants shall become fully vested on their Company contribution accounts at that time.

7.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                             December 31
                                                                   -------------------------------
                                                                         2001           2000
                                                                   --------------- ---------------
            Net assets available for benefits per the
                financial statements                                 $38,264,753     $44,526,863
            Amounts allocated to withdrawing
                participants                                            (120,414)        (38,757)
                                                                   --------------- ---------------
            Net assets available for benefits per the
                Form 5500                                            $38,144,339     $44,488,106
                                                                   =============== ===============

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 at December 31, 2001:

                  Benefits paid to participants per the financial
                        statements                                               $3,768,552

                  Add- Amounts allocated to withdrawing participants
                        at Plan year-end                                            120,414
                  Less- Amounts allocated to withdrawing participants
                        previous year's Plan year-end                               (38,757)
                                                                                 ----------
                  Benefits paid to participants per the Form 5500                $3,850,209
                                                                                 ==========

         Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

8.       NONEXEMPT TRANSACTIONS

         During the Plan year ended December 31, 2000, there was a deemed loan made to the Company when an employee 401(k) contribution of $21,656 was not remitted to the Plan on a timely basis. The Company remitted the contribution to the Plan on July 27, 2001 and intends to repay the Plan for the interest incurred on the loan in 2002. This transaction is detailed on the schedule of nonexempt transactions in the accompanying supplemental schedules.

9.       TRANSFER TO OTHER PLAN

         Effective June 29, 2001, the Company sold substantially all of the assets of its Specialty Films segment ("SFI"). The participants of the SFI division were spun off from this Plan. Assets were transferred on October 1, 2001 to the Innovative Specialty Films, LLC Savings & Investment Plan in the amount of $3,410,097.

10.      SUBSEQUENT EVENT

     Effective February 17, 2002, the Company increased the MSC Pre Finish Metals (EGV) Inc.'s Union and MSC Laminates and Composites Inc.'s Union matching contributions from 50% to 60% of the eligible participant's Basic Contributions.

                                                                      Schedule I

                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                December 31, 2001

          (Employer Identification Number 95-2673173, Plan Number 003)

                                                                                                   (e)Current
   (a)           (b) Identity of Issuer               (c)Description of Investment                     Value
  -----       ----------------------------         ----------------------------------              ------------
    *         Putnam Fiduciary Trust Co.           George Putnam Fund                                $ 5,633,839
    *         Putnam Fiduciary Trust Co.           International Growth Fund                             965,819
    *         Putnam Fiduciary Trust Co.           Growth & Income Fund                                7,561,968
    *         Putnam Fiduciary Trust Co.           Global Growth Fund                                  1,961,836
    *         Putnam Fiduciary Trust Co.           Voyager Fund                                        6,578,556
    *         Putnam Fiduciary Trust Co.           Stable Value Fund                                   7,617,590
    *         Putnam Fiduciary Trust Co.           OTC & Emerging Growth Fund                          2,436,967
    *         Putnam Fiduciary Trust Co.           S&P 500 Index Fund                                  1,704,375
              Neuberger & Berman                   Genesis Trust Fund                                     96,935


    *                                              Material Sciences Corporation stock

                                                                                                       1,483,972

    *                                              Loan Fund (interest rates ranging from
                                                       low-- 6% to high--10%)                          1,909,187
                                                                                                     ----------
                                                                       Total investments             $37,951,044
                                                                                                     ===========

                  *Represents a party-in-interest transaction.

          The accompanying notes are an integral part of this schedule.

                                                                     Schedule II

                          MATERIAL SCIENCES CORPORATION
                           SAVINGS AND INVESTMENT PLAN

                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                      For the Year Ended December 31, 2001

          (Employer Identification Number 95-2673173, Plan Number 003)

                       Relationship of
                       Plan, Employer       Description of Transaction,
                         or Other                   Including                                (i) Interest
 Identity of Party       Party in        Maturity Date, Rate of Interest,      (d) Amount       Incurred
      Involved           Interest        Collateral, Par or Maturity Value       Loaned          on Loan
 -----------------     ---------------   ---------------------------------     ----------    ------------
Material Sciences       Plan sponsor     Lending  of  monies  from the Plan to
  Corporation                            the Plan sponsor (contributions not
                                         remitted to the Plan on time) as
                                         follows:

                                           Deemed loan occurred March 4, 2000,
                                           maturity $26,378, with interest at
                                           various rates                         $21,656         $4,722
                                                                               ==========    ============

          The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 31st day of May, 2002.

                                  MATERIAL SCIENCES CORPORATION
                                  SAVINGS AND INVESTMENT PLAN

                                 By: Material Sciences Corporation,
                                     Plan Administrator

                                     By: /s/ James J. Waclawik, Sr.
                                         ---------------------------------------
                                         James J. Waclawik, Sr.
                                         Vice President, Chief Financial Officer
                                         and Secretary

                                  Exhibit Index
                                  -------------

    Exhibit No.     Description
    -----------     ------------------------------------------------------------

       23.1         Consent of Independent Public Accountants

       99.1 Letter from Material Sciences Corporation Savings and Investment Plan to the Commission regarding representations to Material Sciences Corporation Savings and Investment Plan from Arthur Andersen LLP.